UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


                                                         SEC FILE NUMBER: 0-2387


[X] Form 10-K and Form 10KSB    [ ] Form 11-K
[ ] Form 20-F                   [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: September 30, 2001



         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.




                                     PART I
                             REGISTRANT INFORMATION



Full Name of Registrant:                    Research Incorporated ("Registrant")

Former Name if Applicable:                  Not applicable

Address of Principal Executive Office:      6425 Flying Cloud Drive

City, State and Zip Code:                   Eden Prairie, Minnesota  55344



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                                     PART II
                             RULE 12B-25(B) AND (C)



         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject Form 10-K will be filed on or before the 15th
                  calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

         On June 19, 2001 the Registrant reported by a Current Report on Form 8-K that it had discontinued its reflow oven business serving electronics board assembly and semi-conductor markets. The discontinuation of the reflow oven business was in response to the significant losses the Registrant incurred from the severe downturn in this area in the second and third quarters of fiscal 2001. On November 9, 2001, as reported in the Registrant's Current Report on Form 8-K, the Registrant completed the sale of substantially all of the assets of its reflow ovens business. The Registrant also reported in its 10-Q Report for the quarter ended June 30, 2001 that the Registrant has received notice from its bank that the bank does not intend to renew the Registrant's credit agreement which expires on December 31, 2001. The Registrant also stated in that 10-Q that it is working with its unsecured creditors to reduce the amounts owed to them and also to make the remaining payments over an extended period of time.

         The Registrant has been active in finalizing matters with its unsecured creditors and attempting to find a replacement bank facility, but has not concluded those matters.



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         As a result of each of these items, the Registrant was unable to finalize its financial statements and related disclosures in the Form 10-K for the fiscal year ended September 30, 2001 without unreasonable effort or expense. The Registrant expects to file the Form 10-K on or before January 15, 2002.

         The Registrant expects to report a loss of approximately $8,350,000 for the fiscal year ended September 30, 2001, or $6.29 per share, as compared to net income of $1,104,000 for the fiscal year ended September 30, 2000, or $.84 per share.




                                     PART IV
                                OTHER INFORMATION




                  (1) Name and telephone number of person to contact in regard to this notification:

                           Brad Yopp                             (952) 941-3300

                  (2)      Have all other periodic reports required under
                           Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X] Yes                            [  ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X] Yes                            [  ] No

                           See PART III, NARRATIVE above.



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                              RESEARCH INCORPORATED
       ------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: December 28, 2001

                                    /s/ Brad Yopp
                                    --------------------------------------------
                                    Brad Yopp, Chief Financial Officer










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